Exhibit 99.1

Caledonia Mining Corporation Plc

(NYSE AMERICAN, AIM and VFEX: CMCL)

RESULTS FOR THE QUARTER AND HALF YEAR ENDED JUNE 30, 2026; DETAILS OF

MANAGEMENT CONFERENCE CALL; DIVIDEND DECLARATION

St Helier, Jersey, August 10, 2026 – Caledonia Mining Corporation Plc ("Caledonia" or the "Company" and together with its subsidiaries the "Group") is pleased to report its financial and operating performance for the quarter and the six months ended June 30, 2026 (the “Quarter” and “Half Year” respectively).

Further information on the financial and operating results for the Quarter and Half Year can be found in the Management Discussion and Analysis ("MD&A") and the unaudited condensed consolidated interim financial statements (the “interim financial statements”), which are available on the Company's website and are being filed on EDGAR and SEDAR+.

Q2 2026 HIGHLIGHTS

Safety

Blanket achieved its strongest safety performance on record, completing the Quarter with no lost time injuries (“LTIs”) and establishing a new record of approximately 395 consecutive LTI-free days and over 5.4 million LTI-free man-hours worked.

Overview

•	The Quarter marked a significant operating recovery at Blanket Mine (“Blanket”): gold production increased 18% compared to the first quarter of 2026 (“Q1 2026” or the “preceding quarter”) as grades improved; combined with a strong gold price environment, this delivered materially higher revenues. Whilst still lower than the second quarter of 2025 (“Q2 2025” or the “comparative quarter” or the “comparable quarter”) which was a record quarter largely due to exceptional grades which enhanced production and financial performance, the improvement over Q1 2026 is clear and is expected to continue in the second half of 2026.

•	On-mine costs and all-in sustaining costs (“AISC”) per ounce now reflect activity not only at Blanket but also the cost of funding initiatives for Bilboes, which includes the costs relating to the successful Convertible Senior Notes issue to fund Bilboes. In addition, following the maturing of the employee ownership trust at Blanket, dividends paid to Blanket employees arising from the trust’s 10% shareholding in Blanket are treated as employee costs and therefore substantially increase the labour component of on-mine costs. After adjusting for these items, on-mine costs expressed on the basis of cost per tonne milled have been stable. The increases in on-mine and all-in sustaining costs per ounce are therefore attributable to the lower grades in the Quarter and Half Year compared to the comparative quarter and to the first six months of 2025.

•	Initiatives to increase production at Blanket are expected to bear fruit from the end of the third quarter; management is confident of a strong operating performance at Blanket in the second half of 2026 and particularly in the fourth quarter. Increased sustaining capital in the second half of 2026 is expected to result in production levels at Blanket from 2027 that are higher than current guidance. Further details will be provided at the end of 2026 on completion of detailed budgeting and technical planning.

•	Workstreams on the Bilboes project are proceeding as planned:

o	The Company is making good progress on raising the final elements of the funding package; and

o	Front-End Engineering Design has commenced and the procurement for the first tranche of long-lead-time equipment is in progress.

1

Financial Highlights

•	Revenue increased by 16% to US$75.9 million in the Quarter compared to US$65.3 million in Q2 2025, mainly due to a stronger realised gold price. Compared with Q1 2026, revenue increased by 14% from US$66.4 million, reflecting improved production in the Quarter.

•	The average realised gold price increased by 34% to US$4,259/oz sold compared to the comparable quarter but was 12% lower than the preceding quarter.

•	Consolidated gold sales (i.e. including gold production from Bilboes where limited production continues) were 17,811 ounces. Sales exclude 3,589 ounces of gold finished goods inventory on hand at the end of the Quarter which was sold immediately after the end of the Quarter.

•	Gross profit increased by 16% to US$39.2 million, compared to US$33.8 million in Q2 2025, driven by higher gold sales revenues arising from a stronger average realised gold price, partly offset by lower ounces sold. Compared with Q1 2026, gross profit increased by 22% from US$32.1 million, reflecting improved production and sales in the Quarter.

•	On-mine costs in the Quarter and Half Year include substantial employee benefits costs, which do not reflect core operating activities. On-mine costs per ounce in the Quarter were also adversely affected by the lower grade. On-mine costs in the Quarter were US$1,675/oz sold, 49% higher than the comparative quarter but 3.7% lower than the US$1,740/oz sold in the preceding quarter.

•	AISC decreased by 3% to US$2,678/oz sold compared to the preceding quarter due to the higher grade.

•	EBITDA increased by 16% to US$45.8 million from US$39.5 million in Q2 2025. EBITDA for the Quarter includes US$11.5 million of gains arising from the revaluation of derivative financial instruments (as discussed further in note 9.3 to the interim financial statements).

•	Excluding the US$11.5 million net fair value gain recognised in the Quarter and the US$8.5 million gain on the sale of the solar plant recorded in the comparative quarter, profit after tax increased by 23% from US$15.0 million to US$18.5 million.

•	Basic earnings per share increased to US$1.36/share, up 28% from US$1.06/share in the comparable quarter and 71% from US$0.80/share in the preceding quarter. The increase reflects increased profitability, supported by favourable gold prices, and positive fair value adjustments recognised during the Quarter.

•	Net cash generated from operating activities increased from US$28.1 million to US$28.4 million.

•	Net cash and cash equivalents increased to US$167.8 million from US$8.2 million at June 30, 2025, reflecting the continued cash generation from operations and receipt of proceeds from the Convertible Senior Notes issued in January 2026. The Group's liquidity position provides substantial financial flexibility to support the Bilboes project.

2

Operating Highlights

•	Gold production and sales: Blanket produced 17,360 ounces of gold during the Quarter, an 18% increase on the preceding quarter due to improved access to high grade mining areas. The grade has continued to improve in July.

•	The average feed grade in the Quarter was 2.9g/t compared to 2.5 g/t in the preceding quarter and 3.4g/t in the comparative quarter.

•	Cost discipline in terms of cost per tonne milled has been good in the Quarter which reflects several initiatives including a focus on reducing electricity consumption and measures to reduce overtime working.

•	Operating improvement initiatives at Blanket, including the transition to a seven-day operating schedule and improved access to higher-grade mining areas, are beginning to deliver positive results and support expectations for higher production and lower on-mine costs per ounce in the second half of 2026.

Bilboes Project

•	Progress has continued across the engineering and development workstreams:

•	Metso Finland Oy, the owner of the BIOX process technology, has been appointed to provide the BIOX technology, BIOX plant design and support.
•	DRA Projects (Pty) Limited’s appointment as the EPCM contractor for the project will be finalised shortly;
•	core members of the development team have commenced work; and
•	the tendering process for the first phase of long-lead-time equipment has commenced.

•	It is expected that the first physical on-site activity will commence in October 2026, being the construction of contractor accommodation and related infrastructure works.

•	Subsequent to the over-subscribed issue of Convertible Senior Notes in January 2026 which raised net proceeds of US$130million, good progress has been made on the remaining two components of the funding package for the project, being:

•	An interim facility from Zimbabwe commercial banks of US$150 million: credit approvals have been obtained by the two appointed lead arrangers to the facility for over 50% of the target amount; other prospective members of the syndicate are currently engaged in due diligence and credit processes; and
•	A limited recourse project finance facility of US$300 million: prospective lenders are well-advanced in their due diligence and credit processes.
•	Caledonia continues to evaluate other non-dilutive funding structures.

3

Exploration

•	Motapa exploration: Drilling results announced during the Quarter confirmed mineralisation across approximately six kilometres of strike and support publication of a maiden mineral resource estimate in the third quarter of 2026 (“Q3 2026”).

•	Blanket exploration: As announced in July 2026, exploration and evaluation work has identified significant oxide and sulphide mineralization at a new zone which is approximately 200 meters from the nearest mining infrastructure at Blanket. It is expected that the results of this drilling will also be incorporated into a mineral resource estimate to be published in Q3 2026. This presents a potential new near-surface mining opportunity adjacent to Blanket: metallurgical test work is well advanced, and planning is in progress for a trial mining and heap-leach programme to commence in the fourth quarter of 2026 (“Q4 2026”).

2026 Production, cost guidance and capex guidance

•	Blanket gold production guidance range re-affirms production guidance for 2026 of 72,000-76,500 ounces.1

•	Cost guidance:
o	On-mine cost per ounce guidance range, updated to US$1,600-US$1,800/oz sold (up from US$1,500-US$1,700/oz sold). The increased guidance recognizes inter alia the inclusion in on-mine operating costs of dividends payable to Blanket employees which arise from the 10% shareholding in Blanket that is owned by an employee trust.

o	AISC per ounce guidance range, updated to US$2,500-US$2,700/oz sold (up from US$2,100-US$2,300/oz sold). The increase includes the impact of higher royalty expenses and US$4 million to prepare for possible oxide mining and processing operations at Blanket. The expenditure on the 132kV power line (as previously announced) has now been costed over the total project cost of US$14.4 million; US$8.0 million is expected to be spent in 2026 and the remainder in 2027.

•	Capex guidance:
o	Capex guidance for the Group in 2026 was US$178.9 million, comprising sustaining capital investment of US$43.0 million at Blanket, US$132.1 million of growth capital expenditure at Bilboes and US$3.8 million of exploration at Motapa.

o	Revised capex guidance for the Group in 2026 has been reduced to US$103.3 million, comprising US$48.0 million of sustaining capital expenditure at Blanket, US$3.5 million of growth capital at Blanket, US$48.0 million of growth capital expenditure at Bilboes and US$3.8 million of exploration at Motapa. The reduction in the planned capital expenditure at Bilboes does not reflect any change in the project timetable, scope or costs; it reflects a better understanding of the timing of deposits required for long-lead time equipment which continues to emerge from the ongoing procurement programme.

Details on the revised guidance are discussed in section 4.7 of the MD&A.

1 Refer to “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe” with effective date December 31, 2023 prepared by Caledonia and filed by the Company on EDGAR as an exhibit to its annual report on Form 20-F on May 15, 2024; and “NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” with effective date December 31, 2023 prepared by Caledonia and filed by the Company on SEDAR+ on May 15, 2024.

4

2027 Outlook

Management anticipates that gold production at Blanket in 2027 will exceed the previous guidance of 72,000-76,500 ounces due increased run-of-mine production arising from the introduction of the 7-day shift and the potential for oxide mining at the K-pits.

The increased AISC guidance for 2026 includes US$3.5 million in respect of planned upgrades to the crushing and Carbon-in-leach plants at Blanket to process the increased rate of ore production. Management is finalising the governance and procurement aspects relating to this incremental expenditure. The timing and quantum of increased gold production in 2027 will be determined by the timescale required to complete the necessary work, which management is currently finalising.

Management is finalising a resource estimate for the K-pits and is assessing the timing of any increased production, the required capital expenditure to achieve higher production and the resultant effect on on-mine and all-in sustaining costs.

Management expects that firm guidance for 2027 in respect of production, costs and operating costs will be provided after the 2027 budgeting exercise has been completed at the end of 2026.

Capital Markets Day

The Company will host a Capital Markets Day on Wednesday, September 16, 2026 in New York.

Date: Wednesday, September 16, 2026

Time: 9.30 New York / 14.30 London / 15.30 Harare

Format: In-person or online

Location: Sofitel New York, 45 West 44th Street, 10036 New York, United States

To register for the event, please visit: https://caledonia.brrmedia.co.uk/

Presentation materials will be made available on the Company’s website in advance, with a webcast replay made available on our social media channels following the event.

Dividend

The Board has approved a quarterly dividend of 14 United States cents (US$0.14) on each of the Company's shares.

The relevant dates relating to the dividend are as follows:

•	Ex-dividend date VFEX: August 19, 2026
•	Ex-dividend date AIM and NYSE American: August 21, 2026
•	Record date: August 21, 2026
•	Payment date: September 4, 2026

Shareholders with a registered address in the UK will be paid in Sterling.

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OPERATING AND FINANCIAL RESULTS SUMMARY

	Q2 2026	Q2 2025	% ∆	6-Months 2026	6-Months 2025	% ∆
SAFETY
Group LTIFR (per 1m hours)[a,e]	0	0.5	-100%	0	1.391	-100%
Group TIFR (per 1m hours)[a,f]	2.2	3.1	-29%	2.21	3.891	-43%
UNDERGROUND MINING[b]
Ore broken in tonnes (t) (‘000’s)	210.2	247.2	-15%	398.6	465.7	-14%
Ore hoisted in tonnes (t) (‘000’s)	205.9	222.8	-8%	397.2	434.1	-9%
PROCESSING[b]
Ore processed/milled (t) (‘000’s)	208.1	204.9	2%	410.3	406.7	1%
Head/feed grade (grams/tonne)	2.9	3.4	-15%	2.6	3.2	-18%
Gold recovery (%)	92.9	94.4	-2%	92.4	93.8	-1%
Gold production (oz)	17,360	21,070	-18%	32,127	39,741	-19%
COSTS AND SALES
Gold sold (oz)	17,811	20,487	-13%	31,594	39,875	-21%
On-mine costs (US$ 000)	29,841	22,999	30%	53,831	46,294	16%
On-mine (US$/oz sold)	1,675	1,123	49%	1,704	1,161	47%
AISC (US$ 000)	47,694	36,980	29%	85,780	71,816	19%
AISC (US$/oz sold)	2,678	1,805	48%	2,715	1,801	51%
Realised gold price (US$/oz)	4,259	3,186	34%	4,502	3,045	48%
FINANCIALS[c]
Revenue (US$ 000)	75,914	65,309	16%	142,347	121,487	17%
EBITDA (US$ 000)	45,836	39,460	16%	79,702	62,012	29%
Profit after tax (US$ 000)	30,020	23,596	27%	48,933	34,759	41%
Capital expenditure (US$ 000)[d]	7,097	10,254	-31%	12,375	15,845	-22%
Free cash-flow (US$ 000)[g]	17,387	37,708	-54%	30,170	42,418	-29%
Basic earnings per share ($)	1.36	1.06	28%	2.16	1.50	44%
Diluted earnings per share ($)	1.36	1.06	28%	2.16	1.50	44%

a.	Previously reported in 200,000 man hours.
b.	The production summaries above only show Blanket’s results. Bilboes oxide mine contributes marginally to the overall results; however, due to materiality, its numbers have not been included above.
c.	Refer to the financial statements’ appendices at the end of this announcement for some of the lines in the summary above.
d.	The capex relates to Blanket only.
e.	LTIFR - lost time injury frequency rate.
f.	TIFR - total incident frequency rate.
g.	Free cash flow, calculated as being the net cash generated from operations after funding sustaining and growth capital expenditure

6

Chief Executive Officer’s Comment

Mark Learmonth, Caledonia’s Chief Executive Officer, commented:

"The second quarter represented a significant improvement in operating performance across the business. Most importantly, Blanket achieved a record safety performance, reaching approximately 395 consecutive lost-time injury free days and more than 5.4 million LTI-free man-hours worked. This reflects the commitment of our workforce and the strong safety culture that continues to develop throughout the organisation.

"We delivered a clear improvement on the first quarter, with gold production increasing by 18% to 17,360 ounces. Encouragingly, grades improved steadily throughout the period as access to higher-grade mining areas increased, and this positive trend will continue into the third quarter. The measures we have implemented to improve mine flexibility and ore availability are gaining traction and are delivering tangible results.

"The successful introduction of our seven-day working week in June marks another important milestone and is expected to increase production from September 2026, when we intend to start to process an additional 200 tonnes per day. Together with the completion of the elution plant upgrade later this year and continuing improvements in access to higher-grade ore, we expect production to strengthen further in the second half of 2026.

"These improvements, combined with a robust gold price environment, resulted in quarterly revenue of US$75.9 million, profit after tax of US$30.0 million and operating cash flow of US$28.4 million. Basic earnings per share increased to US$1.36 and our cash position strengthened further, leaving us well positioned to fund our growth initiatives at Bilboes and Blanket while continuing to return value to shareholders through our dividend.

"We continued to make excellent progress across our growth portfolio. At Motapa, drilling results confirmed mineralisation across approximately six kilometres of strike and support our intention to publish a maiden mineral resource estimate later this year. At Blanket, the K-Pits exploration programme identified significant oxide and sulphide mineralisation close to the existing operations and in respect of which we expect to publish a resource estimate later this year. This has the potential to create an attractive new, near-term oxide mining project, with medium-term sulphide potential.

“On mine and all-in sustaining costs per ounce remained high in the six months to 30 June but include substantial costs which do not reflect core operating activities. Such costs include $3.2 million dividend payments to Blanket’s employees which arise from the 10% ownership of Blanket by the employee trust, $4 million of advisory fees arising from the successful issue of $150 million of convertible bonds and other fund raising initiatives and $3.2 million of higher royalty payments to the government of Zimbabwe arising from the higher gold price and an increase in the royalty rate for those shipments which realised a gross price of over $5,000 per ounce. All-in sustaining cost per ounce was also affected by higher sustaining capital expenditure, which reflects a strategic decision to improve the mine infrastructure, improve the environment for Blanket’s workforce and enhance Blanket’s operating resilience. After adjusting for these items, the residual increase in cost per ounce was due entirely to the lower grade. Management is confident that continued vigilance in controlling operating cost per tonne, coupled with the improved mine grade, means that Caledonia’s full year guidance of the on-mine cost per ounce is in the range of US$1,600-US$1,800, and the all-in sustaining cost per ounce is expected to be in the range of US$2,500- US$2,700.

“The increased guidance for all-in sustaining costs for 2026 is partly due to an increase in sustaining capital expenditure which is intended to increase production from 2027 onwards. I expect to provide updates on the timing and quantum of such production increases and the implications for on-mine and all-in sustaining costs toward the end of the year when the detailed capital scheduling and budget process has been completed.

“With improving operating momentum, a strong gold price environment and several growth opportunities advancing across the portfolio, we remain confident in Caledonia’s outlook and our ability to create long-term value for shareholders. The continued improvement in operating performance at Blanket supports our expectation of a stronger second half of 2026, in line with market expectations.

7

WEBCAST

The Company will host a remote presentation for analysts and investors on its abridged and unaudited operating and financial results for the Quarter and Half year on Monday August 10, 2026 at 2:00pm London time, followed by an opportunity to ask questions.

Webcast link: https://stream.brrmedia.co.uk/broadcast/6a631cd9da9f6e0013d170b5

END NOTES

Non-GAAP measures

This announcement includes certain financial performance measures which are non-GAAP measures. These include cash costs of production, AISC, cash and liquid assets, and free cash flow. Management believes these measures provide valuable additional information for users of the information to understand the underlying trading performance. Definitions and explanation of the measures used along with reconciliation to the nearest IFRS measures are detailed in the Form 20-F filed on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system on April 23, 2026 as well as being available at www.caledoniamining.com/investors/reports-presentations/.

Cash and liquid assets

Cash and liquid assets include cash, fixed-term deposits, bullion on hand, gold sales receivables and drawn down bank facilities.

LTIFR

Lost Time Injury Frequency Rate (“LTIFR”) measures how often workplace injuries occur that result in employees missing work, normalized to hours worked to allow comparison over time or between organisations.

TIFR

The Total Injury Frequency Rate (“TIFR”) is a key safety performance indicator that measures the frequency of all workplace injuries (including fatalities, lost time injuries, medical treatment cases, and restricted work injuries) relative to the total hours worked.

8

FOR MORE INFORMATION, please visit the website www.caledoniamining.com or contact:

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Camarco, Financial PR (UK) Elfie Kent	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a "Qualified Person" as defined by each of (i) the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

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Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include (but are not limited to): statements regarding Blanket’s expected production profile and full-year production guidance; any increase in production guidance for 2027, expected benefits from the seven-day working week, improved mine flexibility, higher-grade ore access and the elution plant upgrade; expected timing of resource updates at Blanket and Motapa; the potential development, production, cost and resource benefits of K-Pits, Motapa and Bilboes; expectations regarding Bilboes financing, construction, mine life, future production, cash flow and shareholder value; the Company’s ability to fund its growth initiatives; and the timing and availability of future investor materials and webcast replays. The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the successful implementation of mine plans, the establishment of estimated resources and reserves, the grade and recovery of minerals which are mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, the representativeness of mineralization being accurate, success of planned metallurgical test-work, capital availability and accuracy of estimated operating costs, obtaining required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and Caledonia’s experience of project development in Zimbabwe and other factors.

To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company's plans and assumptions. Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. These risks are not exhaustive. Further information on these and other risks that could affect Caledonia’s results is included in its filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the last completed financial year, reports on Form 6-K for the most recently completed three and six month periods and the future reports that it may file from time to time with the SEC. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

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Appendix A

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the	Three months ended June 30,		Six months ended June 30,
Unaudited	2026	2025	2026	2025
Revenue	75,914	65,309	142,347	121,487
Royalty	(3,899)	(3,507)	(9,525)	(6,278)
Production costs	(28,702)	(23,954)	(53,522)	(46,576)
Depreciation	(4,131)	(4,042)	(8,017)	(7,901)
Gross profit	39,182	33,806	71,283	60,732
Net foreign exchange loss	(2,231)	(1,026)	(1,873)	(2,278)
Administrative expenses	(5,573)	(4,363)	(10,623)	(8,961)
Fair value gain (loss) on derivative financial instrument	11,501	–	15,496	(1,592)
Equity-settled share-based payments expense	(253)	(226)	(412)	(82)
Cash-settled share-based payments expense	(84)	(285)	(108)	(443)
Other expenses	(874)	(1,103)	(2,176)	(1,946)
Other income	37	75	98	141
Profit on the sale of non-current assets held for sale	–	8,540	–	8,540
Operating profit	41,705	35,418	71,685	54,111
Finance income	267	121	1,230	127
Finance cost	(1,311)	(602)	(4,958)	(1,502)
Profit before tax	40,661	34,937	67,957	52,736
Tax expense	(10,641)	(11,341)	(19,024)	(17,977)
Profit for the period	30,020	23,596	48,933	34,759

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	411	239	104	446
Total comprehensive income for the period	30,431	23,835	49,037	35,205

Profit attributable to:
Owners of the Company	23,806	20,487	39,659	29,402
Non-controlling interests	6,214	3,109	9,274	5,357
Profit for the period	30,020	23,596	48,933	34,759

Total comprehensive income attributable to:
Owners of the Company	24,217	20,726	39,763	29,848
Non-controlling interests	6,214	3,109	9,274	5,357
Total comprehensive income for the period	30,431	23,835	49,037	35,205

Earnings per share
Basic earnings per share (US$)	1.36	1.06	2.16	1.50
Diluted earnings per share (US$)	1.36	1.06	2.16	1.50

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Appendix B

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

	June 30,	December 31,
As at	2026	2025
Unaudited
Assets
Exploration and evaluation assets	27,307	103,829
Property, plant and equipment	293,243	204,538
Right of use assets	857	1,089
Deferred tax asset	323	230
Derivative financial assets	14,282	7,273
Total non-current assets	336,012	316,959

Income tax receivable	–	8
Inventories	27,920	26,828
Derivative financial assets	2,286	954
Trade and other receivables	7,739	11,871
Prepayments	16,733	14,537
Fixed term deposit	–	5,000
Cash and cash equivalents	171,784	35,738
Total current assets	226,462	94,936
Total assets	562,474	411,895

Equity and liabilities
Share capital	166,872	166,329
Reserves	138,423	138,254
Retained loss	(11,355)	(45,586)
Equity attributable to shareholders of the parent	293,940	258,997
Non-controlling interests	29,663	24,549
Total equity	323,603	283,546

Liabilities
Deferred tax liabilities	51,679	51,015
Provisions	10,238	9,722
Loans and borrowings	455	1,074
Bonds	9,733	3,981
Convertible senior notes	98,296	–
Derivative financial liabilities	27,375	–
Cash-settled share-based payments liabilities	933	1,294
Lease liabilities	665	911
Total non-current liabilities	199,374	67,997

Cash-settled share-based payments liabilities	569	1,116
Income tax payable	3,566	351
Lease liabilities	270	268
Loans and borrowings	1,455	6,706
Bonds	1,973	7,760
Trade and other payables	27,649	32,253
Bank overdrafts	4,015	11,898
Total current liabilities	39,497	60,352
Total liabilities	238,871	128,349
Total equity and liabilities	562,474	411,895

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Appendix C

Consolidated statements of cash flows

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Cash inflow from operations	38,494	34,111	61,987	52,668
Interest received	1,208	11	2,171	17
Finance costs paid	(445)	(623)	(1,269)	(1,166)
Tax paid	(10,822)	(5,415)	(15,080)	(10,246)
Net cash inflow from operating activities	28,435	28,084	47,809	41,273

Cash flows used in investing activities
Acquisition of property, plant and equipment	(9,291)	(10,511)	(15,064)	(17,761)
Acquisition of exploration and evaluation assets	(1,757)	(1,831)	(2,575)	(3,060)
Proceeds from sale of property, plant and equipment	–	17	22	17
Net proceeds from sale of non-current assets held for sale	–	21,966	–	21,966
Acquisition of put option instruments	(4,176)	–	(9,176)	(1,592)
Acquisition of capped call option instruments	–	–	(14,438)	–
Investment in / (proceeds from) fixed-term deposits	–	(18,000)	5,000	(18,000)
Net cash used in investing activities	(15,224)	(8,359)	(36,231)	(18,430)

Cash flows from financing activities
Dividends paid	(10,838)	(7,606)	(11,660)	(8,993)
Payment of lease liabilities	(74)	(104)	(148)	(133)
Proceeds from loans and borrowings	–	1,259	–	1,259
Repayments of loans and borrowings	(421)	(472)	(870)	(472)
Repayment of bonds	–	–	(7,000)	–
Bond issue gross receipts	5,000	–	7,000	2,387
Bond issue transaction cost	(44)	–	(61)	–
Proceeds from convertible senior notes, net of transaction costs	–	–	145,100	–
Net cash (used in)/received from financing activities	(6,377)	(6,923)	132,361	(5,952)

Net increase in cash and cash equivalents	6,834	12,802	143,939	16,891
Effect of exchange rate fluctuations on cash and cash equivalents	(220)	(19)	(10)	(12)
Net cash and cash equivalents at the beginning of the period	161,155	(4,572)	23,840	(8,668)
Net cash and cash equivalents at the end of the period	167,769	8,211	167,769	8,211

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